RESTRUCTURE OF HEDGING ARRANGEMENTS
Denver, November 16, 2009, Perth, November 17, 2009

Samson previously entered into derivative positions with respect to its oil and natural gas production. Oil  and natural gas prices have risen significantly since these hedges were entered into and thus the Board of Samson have determined that, following the recently completed rights offering in the United States and Australia capital raising, it was prudent to use some of the funds raised to close out  all of these outstanding hedge   positions.  On November 13,  Samson closed out these positions with a payment of US$406,248 to Macquarie Bank Limited, the counter party to the hedge positions.

On November 13 , Samson entered into the following derivative positions, which represents approximately 50% of current production:

Oil – Ratio Collar priced at West Texas Intermediate
Date	Call/Put	Volume - barrels	Price per Barrel – USD
December 2009 – December 2011	Put	21,431	60.00
December 2009 – December 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub
Date	Call/Put	Volume - mmbtu	Price per MCF – USD
December 2009 – December 2011	Put	125,149	4.75
December 2009 – December 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas
Date	Call/Put	Volume - mmbtu	Price per MCF – USD
December 2009 – December 2011	Put	440,884	4.25
December 2009 – December 2011	Call	440,884	5.80

By using a combination of a put and a call, Samson is fixing a floor for the commodity prices while still allowing participation in upward movements in the commodity prices.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol “SSN”. Samson's American Depository Receipts are traded on the NYSE Amex under the symbol “SSN”, and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director